Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes welcomes lawsuit by Hochschild Mining plc.

TORONTO, ONTARIO – March 17, 2010 - Minera Andes Inc. (“Minera Andes”) (TSX: MAI and US OTC: MNEAF) received this morning a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc (“Hochschild”) against Minera Andes (and a subsidiary) in the State of New York.

The lawsuit pertains to the project finance loans made by Hochschild to Minera Santa Cruz S.A., the company operating the San José Mine and jointly owned by subsidiaries of Minera Andes (49%) and Hochschild (51%).

Hochschild, among other claims, claims Minera Andes has refused to sign formal project loan documentation and caused undue delay of the same. Neither party can receive any funds from Minera Santa Cruz until such agreements are signed. In addition, no funds are due to Hochschild from Minera Andes under these agreements unless such funds are first provided to Minera Andes by Minera Santa Cruz. Despite claims by Hochschild, Minera Andes has and continues to be willing to execute definitive loan documentation with Hochschild that reflects the commercial agreement of the parties as set out in a letter agreement dated October 10, 2006.

Hochschild has demanded that the Court order Minera Andes to sign formal loan documents for the project finance loans, enjoin Minera Andes from interfering with the making of payments by Minera Santa Cruz in relation to the project finance loans, require Minera Andes to repay to Hochschild the benefits that Minera Andes has received from the project finance loans and establish the priority of other shareholder loans owed by Minera Santa Cruz to Hochschild and Minera Andes.

Said Rob McEwen, Chairman, President and CEO of Minera Andes:

“We look forward to reaching a resolution in respect of these project finance loan documents. Regrettably, despite significant effort on the part of Minera Andes, it appears that the Courts of the State of New York may provide our shareholders with the best venue for ensuring fair treatment by our joint venture partner so that both parties can begin receiving the profits generated by the San José mine”.

Minera Andes is reviewing in detail the claim by Hochschild with its legal advisors and will respond accordingly. We believe the details of this case will speak for itself.

About Minera Andes

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA who owns the San José Mine which is a large primary silver producer, which produced 4,998,000 million oz silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and, a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina. Minera Andes continues to be well funded and have no bank debt. The Corporation had $20.9 Million USD in cash as at September 30, 2009.

This news release has been submitted by Nils Engelstad, Vice President - Corporate Affairs.

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Minera Andes Inc.

For further information, please contact: Nils Engelstad or visit our Web site: www.minandes.com.

Nils Engelstad
Vice President, Corporate Affairs
99 George St. 3rd Floor,
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408 E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current litigation. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
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